UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

———————

Foresight Energy LP

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

34552U104

(CUSIP Number)

Estate of Christopher Cline

c/o Timothy Elliott and Lesslie H. Ray, Co-Personal Representatives of the Estate

3801 PGA Blvd., Suite 901

Palm Beach Gardens, Florida 33410

(561) 775-9770

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2019

(Date of Event Which Requires Filing of This Statement)

———————

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34552U104	13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Estate of Christopher Cline
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 20,514,016
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 20,514,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,514,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)
14	TYPE OF REPORTING PERSON IN

(1)

Calculated based on 80,939,221 common units representing limited partnership interests (“Common Units”) of the Issuer (as defined herein) outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

CUSIP No. 34552U104	13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Timothy Elliott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 353,825
		8	SHARED VOTING POWER 20,514,016
		9	SOLE DISPOSITIVE POWER 353,825
		10	SHARED DISPOSITIVE POWER 20,514,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,867,841 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 353,825 Common Units owned by Case XX, LLC, of which Timothy Elliott is the manager.

(2)	Calculated based on 80,939,221 Common Units outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

CUSIP No. 34552U104	13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Lesslie H. Ray
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 9,435
		8	SHARED VOTING POWER 20,514,016
		9	SOLE DISPOSITIVE POWER 9,435
		10	SHARED DISPOSITIVE POWER 20,514,016
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,523,451 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes 9,435 Common Units directly owned by Lessie H. Ray.

(2)	Calculated based on 80,939,221 Common Units outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.

CUSIP No. 34552U104	13D	Page 5 of 9 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and restates, as indicated, the initial Schedule 13D, filed on September 8, 2016, as Amended by Amendment No. 1, filed on March 30, 2017 (as amended, the “Schedule 13D”), relating to the Common Units of the Issuer (as defined below).  This Amendment No. 2 to Schedule 13D is being filed as a result of Christopher Cline’s death on July 4, 2019.  The Common Units covered by the Schedule 13D were acquired by the Estate of Christopher Cline by operation of law upon the death of Christopher Cline and the other Reporting Persons (as defined below) were deemed to be beneficial owners of such Common Units upon being qualified as co-Personal Representatives of the Estate of Christopher Cline on July 25, 2019.

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D relates to the Common Units of Foresight Energy LP, a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at: One Metropolitan Square, 211 North Broadway, Suite 2600, St. Louis, Missouri 63102. Information given in response to each item herein shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 of Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a), (f) This statement is being filed by:

(i)

The Estate of Christopher Cline (the “Estate”), an estate created under the laws of the State of Florida upon the death of Christopher Cline, the previous reporting person;

(ii)

Timothy Elliott, a United States citizen and co-personal representative of the Estate (“Elliott”); and

(iii)

Lesslie H. Ray, a United States citizen and co-personal representative of the Estate (“Ray”, and together with the Estate and Elliott, the “Reporting Persons”)

Ray, in her capacity as co-personal representative of the Estate, and Elliott, in his capacity as co-personal representative of the Estate, are sometimes referred to herein as the “Personal Representatives”, and each a “Personal Representative”.

(b), (c) Mr. Cline was a business person involved in various businesses in the mining and energy industries.  The Estate was organized upon Mr. Cline’s death.  Elliott and Ray were appointed and qualified as co-personal representatives of the Estate on July 25, 2019.  The address of the Estate is c/o Timothy Elliott and Lesslie H. Ray, as Personal Representatives of the Estate of Christopher Cline, 3801 PGA Blvd., Suite 901, Palm Beach Gardens, Florida 33410.  Elliott is retired but is acting as co-personal representative of the Estate, whose address is listed above.  Ray’s principal occupation is to serve as Managing Director of Greenway Wealth Management LLC, whose address is 3801 PGA Blvd., Suite 901, Palm Beach Gardens, Florida 33410.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information contained in Item 3 of Schedule 13D is hereby amended and supplemented by adding the following information:

The disclosure set forth in Item 4 of Schedule 13D is incorporated herein by reference.

CUSIP No. 34552U104	13D	Page 6 of 9 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The information contained in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following information:

The Common Units beneficially owned by Mr. Cline passed to the Estate upon his death on July 4, 2019.  Elliott and Ray were appointed and qualified as Personal Representatives of the Estate on July 25, 2019.  Accordingly, indirect beneficial ownership may be attributable to Elliott and Ray with respect to the Common Units beneficially owned by the Estate.  The Personal Representatives intend to dispose of the Common Units held by the Estate pursuant to the will of Mr. Cline or otherwise pursuant to the laws of descent and distribution.  Ray is also a member of the board of directors of the Issuer.

Other than as described above in this Item 4, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a), (b) The Estate and the Personal Representatives may be deemed to beneficially own 20,514,016 Common Units, which represents approximately 25.3% of the 80,939,221 Common Units of the Issuer outstanding as of August 1, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019.  Each of the Reporting Persons has shared voting and dispositive power over the 20,514,016 Common Units, 19,050,467 of which were previously owned directly by Mr. Cline and 1,463,549 of which are owned by Cline Resource and Development Company (“CRDC”), which was wholly-owned by Mr. Cline prior to his death and is now wholly-owned by the Estate.  In addition, Elliott may be deemed to have sole voting and dispositive power with respect to an additional 353,825 Common Units held by Case XX, LLC, of which Elliott is the manager, and Ray has sole voting and dispositive power with respect to an additional 9,435 Common Units directly owned by Ray.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information contained in Item 6 of Schedule 13D is hereby amended and supplemented by adding the following information:

On November 30, 2018, CRDC purchased from Cline Trust Company LLC (“Cline Trust Company”), of which Elliott and Ray serve as managers, $20.0 million in aggregate principal amount of the Issuer’s 11.50% senior secured second lien notes due 2023 (the “2023 Notes”) that Cline Trust Company held, which were previously issued by wholly owned subsidiaries of the Issuer on March 28, 2017.  A description of the 2023 Notes, which are not convertible into or exchangeable for any other Issuer securities, may be found in the Issuer’s Current Report on Form 8-K filed on April 3, 2017.  On May 13, 2019 and May 15, 2019, CRDC purchased $500,000 and $3.757 million, respectively, in aggregate principal amount of 2023 Notes through one or more brokers.

Except as otherwise described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

CUSIP No. 34552U104	13D	Page 7 of 9 Pages

ITEM 7.	MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1

Joint Filing Agreement, dated as of September 27, 2019, between the Estate of Christopher Cline and Timothy Elliott and Lesslie H. Ray, as co personal representatives of the Estate of Christopher Cline.

CUSIP No. 34552U104	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2019

ESTATE OF CHRISTOPHER CLINE

By:	/s/ Timothy Elliott
Name: Timothy Elliott
Title: Co-Personal Representative of the Estate of Christopher Cline

By:	/s/ Lesslie H. Ray
Name: Lesslie H. Ray
Title: Co-Personal Representative of the Estate of Christopher Cline

ELLIOTT

/s/ Timothy Elliott
Timothy Elliott, as Co-Personal Representative of the Estate of Christopher Cline

RAY

/s/ Lesslie H. Ray
Lesslie H. Ray, as Co-Personal Representative of the Estate of Christopher Cline

CUSIP No. 34552U104	13D	Page 9 of 9 Pages

Exhibit	Description
Exhibit 99.1

Joint Filing Agreement, dated as of September 27, 2019, between the Estate of Christopher Cline and Timothy Elliott and Lesslie H. Ray, as co-personal representatives of the Estate of Christopher Cline.